                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*



                            POLYPHASE CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 73179 10 9
                     -----------------------------------
                                (CUSIP Number)


                              Steven C. Metzger
                        Prager, Metzger & Kroemer PLLC
                         2626 Cole Avenue, Suite 900
                          Dallas, Texas  75204-1083

                                (214) 969-7600
                             (214) 523-3838 (Fax)
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                              December 22, 1997
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO. 73179 10 9


--------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS

                Black Sea Investments, Ltd.     FEI# None
--------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)
      (b)

--------------------------------------------------------------------------------
 3)   SEC USE ONLY



--------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS (See Instructions)

                WC
--------------------------------------------------------------------------------
 5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



--------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                Turks and Caicos Islands
--------------------------------------------------------------------------------
                               7)    SOLE VOTING POWER

          NUMBER OF
                                          832,866*
           SHARES              -------------------------------------------------
                               8)    SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        832,866*
                               ------------------------------------------------
            EACH               9)    SOLE DISPOSITIVE POWER

          REPORTING
                                           832,866*
           PERSON              ------------------------------------------------
                               10)   SHARED DISPOSITIVE POWER
            WITH
                                           832,866*
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 832,866*
--------------------------------------------------------------------------------
12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)


--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.54%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON (See Instructions)

                CO
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*Based on the assumptions stated by virtue of Rule 13d-3(d)

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 1 to Statement on Schedule 13D relates to securities of Polyphase Corporation, a Nevada corporation (the "Issuer" or "Polyphase"), which has its principal executive offices located at 16885 Dallas Parkway, Suite 400, Dallas, Texas 75248.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(f). This Amendment No. 1 to Statement on Schedule 13D is filed by Black Sea Investments, Ltd. ("Black Sea"), a Turks and Caicos Islands corporation, which has its registered offices located at Cockburn House, Cockburn Town, Grand Turk, c/o Finbar F. Dempsey. Black Sea filed an original Statement on Schedule 13D with respect to event occurring August 29, 1997 (the "Original Statement"). Since the filing of the Original Statement, Black Sea has caused the conversion of certain shares of Series F 6% Convertible Preferred Stock of Polyphase into shares of Common Stock of Polyphase and Black Sea has disposed of certain of such shares of Common Stock. All items set forth in this Amendment No. 1 are in addition to the information provided in the Original Statement; accordingly, only the items which have changed since the Original Statement are the subject of this Amendment No. 1. All information set forth in Item 2 of the Original Statement remains correct as of the date of this Amendment No. 1.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(c) Black Sea held 7,500 shares of Series F 6% Convertible Preferred Stock (the "Preferred Stock") and a Warrant to purchase 500,000 shares of Common Stock of Polyphase at an exercise price of $1.50 per share over a five-year period ending August 29, 2002 (the "Warrant"). The shares of Preferred Stock are convertible into shares of Common Stock of Polyphase pursuant to a formula ("Conversion Price") and the Warrant is exercisable at any time after October 8, 1997. The "Conversion Price" for the shares of Preferred Stock is an amount determined by multiplying 0.75 times the simple average of the daily closing bid price of the Polyphase Common Stock for the five consecutive trading days immediately preceding the day of conversion on the market where the shares of Common Stock of Polyphase are then regularly traded (which is currently the American Stock Exchange, Inc.) During the period from October 9, 1997 through December 22, 1997, Black Sea provided to Polyphase notices of conversion covering the number of shares of Polyphase Common Stock (i.e., the "Conversion Shares") indicated below:

                                                     NUMBER OF
                   DATE                         CONVERSION SHARES
             October 16, 1997                         87,432

             October 20, 1997                         91,168

             October 31, 1997                         72,072

             November 17, 1997                        58,608

             November 20, 1997                        59,925

             December 1, 1997                        190,478

             December 22, 1997                       152,381
                                                     -------
                     TOTAL                           712,062
                                                     =======

The Conversion Shares represent the total number of shares of Common Stock issued upon conversion of 7,375 shares of Preferred Stock. After giving effect to such conversions, Black Sea continues to hold 125 shares of Preferred Stock. Assuming that the average daily closing bid prices of Polyphase Common Stock in compliance with the "Conversion Price" arrangement was $1, the conversion factor would be $0.75 which would calculate to be equivalent to 166,666 shares of Common Stock of Polyphase issuable to Black Sea upon conversion of the remaining 125 shares of Preferred Stock. Black Sea has the sole power to vote or direct the voting of and to dispose or direct disposition of the 125 shares of Preferred Stock which only have the voting rights specifically required by law under the Nevada General Corporation Law or as required by the rules and requirements of any exchange upon which any securities of Polyphase are listed. Assuming conversion of the remaining 125 shares of Preferred Stock into the assumed number of shares of Common Stock of 166,666 shares (or such greater or lesser number of shares as may be available at the time) and assuming exercise in full of the Warrant to purchase 500,000 shares of Common Stock of Polyphase by Black Sea, Black Sea alone will have the sole power to vote or direct the voting of and to dispose or direct disposition of all shares of Common Stock of Polyphase then owned by it.

         Since the filing of the Original Statement, Black Sea engaged in the following transactions in Polyphase Common Stock, all of which were sales of a number of shares of Polyphase Common Stock set forth in the table below:

                      NUMBER OF
DATE OF              CONVERSION                            SALE
 SALE                SHARES SOLD                         PROCEEDS
10/09/97               10,000                            $16,672
10/10/97                5,200                            $ 8,343
10/13/97                4,000                            $ 6,417
10/14/97               10,000                            $14,797
10/15/97               35,000                            $52,483
10/16/97                  800                            $ 1,181
10/17/97               15,000                            $21,572
10/20/97               31,000                            $49,063
10/21/97               23,500                            $38,579
10/22/97                  200                            $   318
10/23/97                3,500                            $ 5,396
10/24/97               19,000                            $26,929
10/27/97               36,000                            $54,651
10/28/97               10,600                            $15,020
10/29/97               16,000                            $21,677
10/31/97               10,000                            $16,047
11/03/97                2,400                            $ 3,549
11/04/97               18,000                            $24,387
11/10/97               14,000                            $18,967
11/11/97                9,500                            $11,682
11/13/97                4,000                            $ 4,420
11/14/97               26,000                            $28,819
11/17/97               38,000                            $47,990
11/18/97               16,200                            $19,926
11/20/97                7,000                            $ 7,732
11/21/97               13,000                            $14,362
11/24/97               28,000                            $29,187
11/25/97               30,500                            $31,793
11/26/97               73,100                            $76,239
11/28/97               40,000                            $41,696
12/01/97               10,000                            $10,425
12/02/97               20,000                            $22,097
01/05/98                1,000                            $   915
01/07/98                5,000                            $ 3,650
                      -------
 Total                585,500
                      =======

         Also, December 9, 1997 and December 10, 1997, Black Sea purchased 9,819 shares and 10,000 shares, respectively, of Polyphase Common Stock in open market transactions at prices of $1.0825 per share and $1.14 per share, respectively (a total of $22,029). After giving effect to the sales described above and the two separate purchases, Black Sea holds 166,200 shares of Polyphase Common Stock.

         After giving effect to all transactions occurring in Polyphase Common Stock, Black Sea holds or has the right within 60 days to acquire shares of Common Stock of the Issuer through conversion of 125 shares of Preferred Stock and through exercise of the Warrant, Black Sea (utilizing the assumed conversion factor described above) would be deemed to be the beneficial owner of an aggregate of 882,866 shares of Polyphase Common Stock which would comprise approximately 5.54% of the shares of Common Stock of Polyphase which would be outstanding (based upon the shares reported by the Issuer to be outstanding as of December 22, 1997), calculated as follows:

                     ITEM                          NUMBER OF SHARES
                                                    OF COMMON STOCK

         Shares owned and held                          166,200

         Assumed conversion of all 125 shares of        166,666
           Preferred Stock

         Assumed exercise of Warrant                    500,000
                                                        -------

         TOTAL                                          832,666
                                                        =======

         Except for the acquisitions and dispositions of securities by Black Sea described above, neither Black Sea nor, to the best of its knowledge, any of its executive officers, directors or associates has effected any transaction in securities of Polyphase during the past 60 calendar days.

         Except as set forth herein, neither Black Sea nor, to the best of its knowledge, any of its executive officers, directors or associates beneficially owns nor has the right to acquire, directly or indirectly, any securities of Polyphase and neither Black Sea nor, to the best of its knowledge, any of its executive officers or directors has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

         (d)(e) not applicable.

                                 SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Statement on Schedule 13D is true, complete and correct.

Dated: January 15, 1998               BLACK SEA INVESTMENTS, INC.,
                                      a Turks and Caicos Corporation



                                      By: /s/ Bradford A. Phillips
                                          --------------------------
                                          Bradford A. Phillips,
                                          President and Chief
                                           Executive Officer